Consolidated Financial Statements

Response Biomedical Corporation
(Unaudited - Expressed in Canadian dollars)
Third Quarter Report
September 30, 2007

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended September 30, 2007.

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

	(Expressed in Canadian dollars)
	Unaudited
	September 30,	December 31,
	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents	10,199,022	5,707,076
Short-term investments (market value - $30,454)	30,454	3,459,780
Trade receivables, net [note 4]	584,688	568,207
Other receivables	410,131	74,453
Inventories [note 5]	1,343,847	1,189,111
Prepaid expenses and other [note 14[e][ii]]	601,646	368,036
Deferred costs - current portion [note 7]	10,200	10,200
Total current assets	13,179,988	11,376,863
Restricted investment (market value - $870,610) [note 14[e][ii]]	870,610	—
Property, plant and equipment [note 6]	2,420,092	1,579,892
Deferred costs [note 7]	2,526	10,176
	16,473,216	12,966,931

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,750,605	1,995,593
Lease inducement - current portion [note 10]	30,446	—
Deferred revenue - current portion [note 11]	142,329	107,477
Total current liabilities	1,923,380	2,103,070
Lease inducement [note 10]	654,168	—
Deferred revenue [note 11]	82,458	108,685
	2,660,006	2,211,755
Commitments and contingencies [note 14]
Shareholders’ equity
Share capital [note 12[a]]	69,669,857	56,868,133
Contributed surplus [note 12[a]]	7,336,530	7,479,125
Deficit	(63,193,177)	(53,592,082)
Total shareholders’ equity	13,813,210	10,755,176
	16,473,216	12,966,931

See accompanying notes

On behalf of the Board:

S. Wayne Kay	Richard K. Bear
Director	Director

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
(Unaudited – Expressed in Canadian Dollars)	$	$	$	$

REVENUE
Product sales [notes 13 and 15]	869,738	1,356,506	2,638,191	2,841,172
Contract service fees and revenues from
collaborative research arrangements [notes 13 and 15]	152,105	79,309	463,652	455,193

Total revenue	1,021,843	1,435,815	3,101,843	3,296,365
Less: cost of sales -
products and services [notes 7 and 12[c]]	803,009	788,367	2,214,902	1,716,442
Gross profit	218,834	647,448	886,941	1,579,923

EXPENSES
Research and development [note 12[c]]	1,433,447	1,284,753	5,370,281	3,783,792
Marketing and business development [note 12[c]]	553,039	684,260	1,881,180	1,775,883
General and administrative [notes 12[c] and 13]	1,123,732	538,157	3,023,318	1,944,342
Total expenses	3,110,218	2,507,170	10,274,779	7,504,017

OTHER EXPENSES (INCOME)
Interest expense [notes 8 and 9]	—	139	851	63,783
Interest income	(110,815)	(35,203)	(248,226)	(98,398)
Deferred costs [note 7]	—	—	—	53,585
Loss (Gain) on disposal of assets	—	1,956	—	(278)
Foreign exchange (gain) loss	111,661	6,674	460,632	(46,070)
Total other expenses (income)	846	(26,434)	213,257	(27,378)

Loss and comprehensive loss for the period	(2,892,230)	(1,833,288)	(9,601,095)	(5,896,716)

Deficit, beginning of period	(60,300,947)	(48,327,343)	(53,592,082)	(44,263,915)
Deficit, end of period	(63,193,177)	(50,160,631)	(63,193,177)	(50,160,631)

Loss per common share - basic and diluted
[note 12[f]]	($0. 02)	($0.02)	($0. 08)	($0 .07)
Weighted average number of common shares
outstanding [note 12[f]]	124,402,665	97,788,943	117,528,178	87,584,011

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Nine Months Ended
	September 30,		eptember 30,
	2007	2006	2007	2006
(Unaudited – expressed in Canadian dollars)	$	$	$	$

OPERATING ACTIVITIES
Loss for the period	(2,892,230)	(1,833,288)	(9,601,096)	(5,896,716)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment	81,579	60,723	234,995	159,605
Loss (Gain) on disposal of property,
plant and equipment	—	1,956	—	(278)
Stock-based compensation [note 12[c]]	110,915	65,152	322,598	613,684
Amortization of deferred costs [note 7]	2,550	2,550	7,650	61,235
Accretion of convertible debentures [note 9]	—	—	—	11,645
Director’s fee	—	—	—	80,000
Lease inducement received from
rent-free period [note 10]	155,858	—	431,028	—
Changes in non-cash working capital:
Trade receivables	210,447	347,516	(16,481)	(25,659)
Other receivables related to lease inducement	(239,867)	—	(239,867)	—
Other receivables	(7,346)	24,121	(95,811)	(50,786)
Inventories	35,761	(267,319)	(154,736)	(457,117)
Prepaid expenses and other	(64,614)	(108,340)	(233,610)	(321,712)
Accounts payable and accrued liabilities	(425,426)	(521,573)	(408,254)	(1,326,111)
Deferred revenue	(12,881)	19,016	8,625	(13,379)
Foreign exchange (gain)/loss	88,689	(1,401)	282,406	30,995
Cash used in operating activities	(2,956,565)	(2,210,887)	(9,462,553)	(7,134,594)

INVESTING ACTIVITIES
Short term investments	63,031	—	3,429,326	—
Restricted investment [note 14 [e][ii]]	—	—	(870,610)	—
Purchase of property, plant and equipment	(270,241)	(269,701)	(821,610)	(802,952)
Leasehold improvements - lease inducement [note 10]	(208,175)	—	(208,175)	—
Proceeds on disposal of property, plant and equipment	—	—	—	2,915
Cash used in investing activities	(415,385)	(269,701)	1,528,931	(800,037)

FINANCING ACTIVITIES
Change in accounts payable attributed to financing
activities associated with lease inducements	163,267	—	163,267	—
Repayable lease inducement received [note 10]	208,175	—	208,175	—
Proceeds from issuance of common shares, and
warrants, net of share issue costs and prepaid
subscriptions [notes 9 and 12[a]]	11,526,573	—	12,336,532	11,321,200
Proceeds from (repayment of) bank indebtedness	—	—	—	(1,070,514)
Cash provided by financing activities	11,898,015	—	13,184,413	10,250,686

Effect of changes in foreign currency rates
on cash and cash equivalents	(88,689)	1,401	(282,406)	(30,995)

Increase (decrease) in cash during the period	8,437,376	(2,479,187)	4,491,946	2,285,060
Cash and cash equivalents, beginning of period	1,761,646	4,937,341	5,707,076	173,094
Cash and cash equivalents, end of period	10,199,022	2,458,154	10,199,022	2,458,154

Components of Cash
Cash and cash equivalents	10,199,022	2,458,154	10,199,022	2,458,154
Short-term investments	30,454	—	30,454	—
Restricted investment [note 14 [e][ii]]	870,610	—	870,610	—
Cash and cash equivalents, short term investments
and restricted investment, end of period	11,100,086	2,458,154	11,100,086	2,458,154

Supplemental Disclosure
Interest paid in cash	—	139	851	63,783
Non-cash activity:
Non-repayable leasehold improvement allowance	45,411	—	45,411	—

See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and accordingly, do not include all of the information and notes required for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 included in the Response Biomedical Corporation Annual Report filed with the appropriate securities commissions.

These unaudited interim consolidated financial statements have been prepared on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended December 31, 2006 and on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company has incurred significant losses to date and as at September 30, 2007 had an accumulated deficit of $63,193,177 and has not generated positive cash flow from operations. Management has been able, thus far, to finance the operations through a series of debt and equity financings. The Company has also received cash from the exercise of outstanding stock options during the three and nine month periods ended September 30, 2007 in the amount of $186,842 and $420,712 and received cash from the exercise of outstanding warrants during the three and nine month periods ended September 30, 2007 in the amount of $216,399 and $792,489. In July 2007, the Company closed a private placement equity financing generating net proceeds of $11,123,331 comprising of 12,000,000 common shares at a price of $1.00 per share. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain such financing and, ultimately, on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The unaudited interim consolidated financial statements for the periods presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at September 30, 2007 and its results of operations and its cash flows for the period then ended and for all such periods presented.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2006, except the addition of restricted investment and deferred lease inducement as follows:

Restricted Investment

The Company’s restricted investment is recorded at the lower of cost plus accrued interest and market value and represents a long-term security deposit for the new leased premise as outlined in Note 14 [e][ii].

Deferred Lease Inducement

The deferred lease inducement credit arising from both repayable and non-repayable leasehold improvement allowances from the landlord and deferred rental payments are amortized over the term of the lease on a straight-line basis.

3. CHANGES IN ACCOUNTING POLICIES

There were no significant adoptions or changes in accounting policies since the fiscal year ended December 31, 2006, except as follows:

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530 “Comprehensive Income”, and Section 3855 “Financial Instruments – Recognition and Measurement”. These accounting policy changes were adopted on a prospective basis with no restatement of prior period-consolidated financial statements.

Comprehensive Income

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

Financial Instruments – Recognition and Measurement

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

3. CHANGES IN ACCOUNTING POLICIES (cont’d)

value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents, short-term investments, and restricted investment as held-for-trading. Trade receivables and other receivables are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities.

The adoption of these accounting policy changes has not had an impact on the Company’s financial position as at September 30, 2007.

4. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, trade receivables, other receivables, restricted investment, accounts payable and accrued liabilities, the carrying amounts approximate fair values due to their short-term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at September 30, 2007, four [December 31, 2006 - four] customers represent 68% [December 31, 2006 - 80%] of the trade receivables balance. The Company has good credit history with these customers and the amounts due from them are generally received as expected.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as most of its revenues are denominated in US dollars. Significant losses may occur due to significant balances of cash and cash equivalents and short-term investments held in US dollars that may be affected negatively by a decline in the value of the US dollar as compared to the Canadian dollar. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, short-term investments and restricted investment being invested in variable rate securities.

5. INVENTORIES

	September 30,	December 31,
	2007	2006
	$	$
Raw materials	606,242	574,720
Work in process	405,917	257,718
Finished goods	331,688	356,673
	1,343,847	1,189,111

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

6. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

September 30, 2007
Office furniture and equipment	20,789	20,789	—
Office computer equipment	150,620	85,618	65,002
Laboratory furniture and equipment	471,425	425,535	45,890
Laboratory computer equipment	362,691	302,849	59,842
Computer software	307,096	158,045	149,051
Manufacturing equipment	1,601,598	168,493	1,433,105
Manufacturing molds	533,401	167,200	366,201
Leasehold improvements	82,767	35,351	47,416
Leasehold improvements inducement	253,585	—	253,585
	3,783,972	1,363,880	2,420,092

December 31, 2006
Office furniture and equipment	20,789	20,789	—
Office computer equipment	107,784	67,353	40,431
Laboratory furniture and equipment	456,424	411,642	44,782
Laboratory computer equipment	351,860	246,238	105,622
Computer software	236,788	89,961	146,827
Manufacturing equipment	1,321,821	105,333	1,216,488
Manufacturing molds	167,200	166,050	1,150
Leasehold improvements	46,110	21,518	24,592
	2,708,776	1,128,884	1,579,892

As at September 30, 2007, $1,467,571 in assets related primarily to the automation of the Company’s manufacturing operations and some capital items related to next generation RAMP reader [December 31, 2006 - $1,005,338] were not yet in service and hence not amortized. Amortization expense for the three and nine month periods ended September 30, 2007 amounted to $81,579 and $234,995 respectively [2006 - $60,723 and $159,605].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

7. DEFERRED COSTS

	September 30,	December 31,
	2007	2006
	$	$
Beginning balance:
Financing costs	—	89,525
Share issue costs	—	32,307
Other deferred costs	20,376	—
	20,376	121,832
Additions:
Other deferred costs	—	30,576
Reductions:
Amortization of financing costs	—	(37,926)
Amortization of other deferred costs	(7,650)	(10,200)
Financing costs recorded to share capital upon conversion
of debentures into shares	—	(15,659)
Financing costs recorded to share capital upon
termination	—	(35,940)
of line of credit
Share issue costs recorded to share capital upon close of
equity financing	—	(32,307)
Ending balance:
Other deferred costs	12,726	20,376
Total	12,726	20,376

	September 30,	December 31,
	2007	2006
	$	$

Current portion deferred costs	10,200	10,200

Long - term deferred costs	2,526	10,176

Total	12,726	20,376

For the three and nine month periods ended September 30, 2007, the Company had amortization expense of other deferred costs in the amount of $2,550 [2006 – $2,550] and $7,650 charged to cost of sales [2006 - $61,235 ($53,585 charged to other expenses and $7,650 charged to cost of sales)] respectively [see notes 8 and 9].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

8. BANK INDEBTEDNESS

The Company’s line of credit in the amount of US $1,000,000 established with The Toronto Dominion Bank and originally set to expire June 30, 2006 was repaid following the closing of a $12,000,000 private placement in March 2006. The guarantor exercised 449,250 warrants at an exercise price of $0.42 per common share that were issued to the guarantor in regard to the line of credit agreement. On March 31, 2006, the line of credit facility was terminated at the request of the guarantor.

In 2005, the estimated fair value of the share purchase warrants, using the Black-Scholes pricing model, amounting to $71,880 was credited to contributed surplus and recorded as deferred financing costs and was being amortized over the term of the credit facility until the termination and simultaneous exercise of warrants in 2006, after which the balance was transferred to share capital.

Interest expense related to the line of credit for the three and nine month periods ended September 30, 2007, amounted to $Nil and $Nil [2006 - $Nil and $12,419] respectively.

Other interest expense, not related to the line of credit and not related to debentures [see note 9], for the three and nine month periods ended September 30, 2007 amounted to $Nil and $851 [2006 - $139 and $4,385] respectively.

9. CONVERTIBLE DEBENTURES

On October 21, 2005, the Company issued units comprising convertible debentures and common share purchase warrants in the aggregate face amount of $1,579,000 with a term of three-years bearing interest at 7% per annum payable quarterly. Each unit comprised a $1,000 principal amount convertible debenture and 1,190 common share purchase warrants for an aggregate amount of warrants with rights to purchase an aggregate amount of 1,879,010 common shares of the Company at a price of $0.50 per common share for a period of two years. The debenture conversion price was $0.42 per common share for the first two years, and $0.47 per common share in the third year.

The proceeds of the debentures were allocated to their debt and equity components. The liability component was initially recorded as $964,545, which was calculated as the present value of the interest and principal amounts discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debenture was issued. The residual amount of $614,455 was recorded in contributed surplus. The liability component was accreted to fair value over the term of the debenture as a non-cash charge to interest expense. As at September 30, 2007, the accounting value of the debt amounted to $Nil [December 31, 2006 - $Nil].

In the year ended December 31, 2006, a total of 3,759,519 shares were issued to debenture holders upon conversion. All of the debentures have been converted. The non-accreted discount amounts related to the converted debentures were recorded to share capital in the amount of $1,293,323.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

9. CONVERTIBLE DEBENTURES (cont’d.)

For the three and nine month periods ended September 30, 2007, interest expense, including accretion of debentures, amounted to $Nil and $Nil [2006 – $Nil and $46,979] respectively.

10. LEASE INDUCEMENTS

During the nine months ended September 30, 2007 the Company entered into a 15 year lease agreement for a new premise with a rental commencement date of February 1, 2008. At the time of establishing this arrangement, a number of lease inducements were received by the Company from the landlord. The Canadian Institute of Chartered Accountants has issued a pronouncement (EIC 21) that recommends the benefits associated with these inducements be recognized over the term of the lease.

The deferred lease inducement credit reflected on the balance sheet as a result of these benefits is comprised of the following:

Rent- free inducement [a]	$431,028
Lease inducement [b]	45,411
Lease inducement payable [c]	208,175
Total	684,614

Current Portion
Rent-free inducement [a]	(19,157)
Lease inducement [b]	(2,018)
Lease inducement payable [c]	(9,271)
Total current portion	(30,446)
Long-term portion	$654,168

[a]

The Company negotiated a long-term lease agreement for a new premise which included an eight and one half month rent- free period from May 17, 2007 to February 1, 2008. The lease inducement benefit arising from the rent-free period will be amortized over the term of the lease as a reduction to rental expense.

[b]

The Company negotiated a leasehold allowance for expenditures related to general upgrades to the building and site. As per the provisions of the lease, the maximum allowance under this arrangement is $1.708 million and it is expected the entire amount will be required. The lease inducement benefit will be amortized on a straight-line basis over the term of the lease as a reduction to rental expense.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

10. LEASE INDUCEMENTS (cont’d.)

[c]

The Company negotiated a repayable leasehold improvement allowance for a maximum of $8.0 million to be used for additional improvements to the building and site. It is expected the entire amount will be required. The amount will be repaid over the entire term of the lease commencing February 1, 2008.

11. DEFERRED REVENUE

	September 30,	December 31,
	2007	2006
	$	$
Beginning balance:
Product sales	216,162	149,897
Contract service fees and revenues from
collaborative development arrangements	—	99,178
	216,162	249,075
Additions:
Product sales	103,653	151,864
Contract service fees and revenues from
collaborative development arrangements	—	10,000
Recognition of revenue:
Product sales	(95,028)	(85,599)
Contract service fees and revenues from	—	(109,178)
collaborative development arrangements
Ending balance:
Product sales	224,787	216,162
Total	224,787	216,162

	September 30,	December 31,
	2007	2006
	$	$
Current portion deferred revenue - Product sales	142,329	107,477
Long - term deferred revenue - Product sales	82,458	108,685
Total	224,787	216,162

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

12. SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]	Authorized - Unlimited common shares without par value.

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2005	67,700,472	35,743,700	5,341,423
Issued for cash:
Exercise of warrants	464,720	196,420	—
Exercise of stock options	2,579,525	1,175,579	—
Exercise of agent options	29,875	22,406	—
Private placement and financing, net of
issue costs and fair value of
warrants	38,797,419	17,940,140	2,216,359
Issued for non- cash consideration:
Conversion of debentures [note 9]	3,759,519	1,293,323	(274,409)
Directors’ fees	133,332	80,000	—
Value of warrants exercised net
of unamortized deferred cost [note 7]	—	35,940	(71,880)
Stock-based compensation related to
stock options exercised	—	378,450	(378,450)
Value of agent’s option exercised	—	2,175	(2,175)
Stock- based compensation [note 12[c]]	—	—	648,257
Balance, December 31, 2006	113,464,862	56,868,133	7,479,125
Issued for cash:
Exercise of warrants	1,319,666	792,489	—
Exercise of stock options	787,963	420,712	—
Private placement, net of issue costs [i]	12,000,000	11,123,330	__
Issued for non- cash consideration:
Value of warrants exercised	—	220,762	(220,762)
Stock-based compensation related to
stock options exercised	—	244,431	(244,431)
Stock- based compensation [note 12[c]]	—	—	322,598
Balance, September 30, 2007	127,572,491	69,669,857	7,336,530

[i] On July 23, 2007 the Company closed a bought deal private placement for gross proceeds of $12,000,000 before share issuance costs of $876,669, and net proceeds of $11,123,330 comprising 12,000,000 shares at a price of $1.00 per share.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

12. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[b]	Stock option plan

On June 21, 2005, the Company’s shareholders approved a new stock option plan (the “2005 Plan”) to provide an incentive to executive officers, directors, employees and consultants who contribute to the continued success of the Company. The 2005 Plan is effective May 3, 2005 and was originally set to terminate on May 3, 2007. At the Annual General Meeting held on June 14, 2007, the Company’s shareholders approved an amendment to the 2005 Plan such that it no longer has a termination date. The exercise price of the options is determined by the Board of Directors, but generally will be equal to the closing trading price of the common shares on the day immediately preceding the grant date. The options vest in periods of 18 months to four years (in general) and the term may not exceed five years. At the Annual General Meeting held on June 14, 2007, the Company’s shareholders approved an amendment to the 2005 Plan to increase the number of shares that may be issued under the plan from 13,500,000 to 17,000,000. Of the 17,000,000 [December 31, 2006 – 13,500,000] stock options authorized for grant under the 2005 Plan, 2,791,237 stock options are available for grant at September 30, 2007.

At September 30, 2007, the following stock options were outstanding:

Options outstanding				Options exercisable
September 30, 2007				September 30, 2007
		Weighted
		average	Weighted	Number of options	Weighted
Range of	Number of shares	remaining	average	currently	average
exercise prices	under option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$
0.33 – 0.39	83,000	3.03	0.36	83,000	0.36
0.40 – 0.49	91,087	2.56	0.46	56,752	0.44
0.50 – 0.59	4,352,000	2.96	0.56	1,367,505	0.54
0.60 – 0.69	1,729,275	4.23	0.66	57,395	0.64
0.70 – 0.79	644,950	1.80	0.73	560,570	0.72
0.80 – 0.89	1,431,650	2.86	0.83	851,400	0.80
0.90 – 0.99	75,000	3.62	0.91	7,500	0.91
1.00 – 1.10	2,353,313	4.91	1.05	55,850	1.09
0.33 – 1.10	10,760,275	3.51	0.73	3,039,972	0.65

The options expire at various dates from November 20, 2007 to September 26, 2012.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

12. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[b]	Stock option plan (cont’d.)

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$
Balance, December 31, 2005	10,026,650	0.57
Options granted	4,224,050	0.59
Options forfeited	(454,876)	0.67
Options cancelled	(1,930,649)	0.55
Options expired	(1,692,300)	0.61
Options exercised	(2,579,525)	0.46
Balance, December 31, 2006	7,593,350	0.61
Options granted	4,417,913	0.89
Options forfeited	(96,750)	0.75
Options cancelled	(210,125)	0.60
Options expired	(156,150)	0.67
Options exercised	(787,963)	0.53
Balance, September 30, 2007	10,760,275	0.73

The exercise price equaled the closing trading price of the common shares on the date preceding the date of grant for all options issued during the years ended 2007 and 2006 except for 2,817,500 options where the exercise price was based on a price reservation approved by the TSX

Venture Exchange in accordance with the Company’s stock option plan.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

12. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[c]	Stock-based compensation

For the three and nine month periods ended September 30, 2007, the Company recognized total stock-based compensation of $110,915 and $322,598 [2006 – $65,152 and $613,684] respectively. For the three and nine month periods ended September 30, 2007, the Company recognized compensation expense of $105,804 and $297,381 [2006 - $59,107 and $525,406], respectively as a result of stock options granted to officers, directors and employees and recognized compensation expense of $5,111 and $25,217 [2006 - $6,045 and $88,278], respectively as a result of stock options granted to consultants, with a corresponding credit to contributed surplus.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Dividend yield	0%	0%	0%	0%
Expected volatility	74%	78%	74%	78%
Risk-free interest rate	4.23%	4.23%	4. 16%	4. 15%
Expected life	3. 74 years	2.80 years	3.94 years	2. 48 years
Fair value per share	$0. 58	$0. 29	$0.50	$0.34

The following table shows stock-based compensation allocated by type of cost:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	$	$	$	$
Cost of sales - products and services	6,402	12,189	20,042	42,030
Research and development	14,324	9,618	38,501	43,725
Marketing and business development	10,602	12,759	26,157	116,152
General and administrative	79,587	30,586	237,898	411,777
Total	110,915	65,152	322,598	613,684

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

12. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[d]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing March 2005, common shares held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months. Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. As at September 30, 2007, 330,000 common shares have been released from escrow leaving a balance of escrow shares as at September 30, 2007 of 495,000.

[e]	Common share purchase warrants

At September 30, 2007, the following common share purchase warrants were outstanding:

Number of
common shares	Exercise price
issuable	$	Expiry date
1,649,340	0.50	October 21, 2007
12,294,534	0.62	March 30, 2008
13,943,874	0.61

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

12. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[e]	Common share purchase warrants (cont’d.)

Common share purchase warrant transactions are summarized as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
	#	$
Balance, December 31, 2005	6,209,092	1.01
Warrants issued	13,414,937	0.62
Warrants expired	(3,895,769)	1.32
Warrants exercised	(464,720)	0.42
Balance, December 31, 2006	15,263,540	0.61
Warrants exercised	(1,319,666)	0.62
Balance, September 30, 2007	13,943,874	0.61

[f]	Loss per common share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Numerator
Loss for the period	($2,892,231)	($1,833,288)	($9,601,095)	($5,896,716)
Denominator
Weighted average number of common shares
outstanding	124,402,665	97,788,943	117,528,178	87,584,011

Loss per common share - basic and	($0.02)	($0. 02)	($0. 08)	($0.07)
diluted

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

13. RELATED PARTY TRANSACTIONS

The following payments were made to directors or companies related to or under their control:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	$	$	$	$
General and administrative
Legal fees	45,583	—	62,325	—
Strategic consulting services	—	—	—	66,500
Directors’ fees [note12[a]]	—	—	—	80,000

In 2006, the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company. During the three and nine month periods ended September 30, 2007, the Company earned revenues totaling $152,105 and $464,899 (product revenue $Nil and $1,247 and contract service fees and revenues from collaborative research arrangements $152,105 and $463,652) [2006 – $Nil and $Nil] respectively, subsequent to the development partner becoming a related party. As at September 30, 2007 $150,803 of the accounts receivable related to this revenue remained outstanding and was included in the balance of trade receivables.

All related party transactions are recorded at their exchange amounts, established and agreed between the parties.

14. COMMITMENTS AND CONTINGENCIES

[a]	Research and license agreements

The Company entered into an exclusive license agreement with the University of British Columbia “UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith. In consideration for these rights, the Company paid a non- refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year .

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

14. COMMITMENTS AND CONTINGENCIES (cont’d.)

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the year incurred. The agreement terminates on the expiration date in 2016, or invalidity, of the patents or upon bankruptcy or insolvency of the Company. Pursuant to the agreement, the Company paid $2,500 and $13,500 in the three and nine month periods ended September 30, 2007 [2006 - $5,500 and $11,000].

[b]	Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may or is required to indemnify its directors and officers against certain losses. The Company's liability in respect of the indemnities is not limited. The maximum potential of the future payments is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay. To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying unaudited interim consolidated financial statements with respect to these indemnification obligations.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

[d]	Supply agreement

The Company entered into a supply agreement with a supplier, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test. In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test. The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the Agreement. For the three and nine month periods ended September 30, 2007, the Company incurred an expense of $18,002 and $38,631 [2006 - $17,668 and $52,416] respectively for royalties to the supplier .

[e]	Lease agreements

[i]

The Company entered into a property sublease agreement to lease 31,920 square feet of multi-use business space. The term of the sublease agreement is October 1, 2005 to December 14, 2007. For the duration of the sublease term, the Company is required to pay the sub- landlord a total gross monthly rent of approximately $62,000 including maintenance and utilities. Rent expense for the three and nine month periods ended September 30, 2007 was $186,801 and $560,426 [2006 - $186,801 and $534,646] respectively.

[ii]

The Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning in early 2008. Rent is payable from February 1, 2008 to January 31, 2023. For the first year of this period, the Company is required to pay the landlord a total gross monthly rent of approximately $173,830 including operating costs with yearly increases of 3% of base rent. A deposit of $145,100 for the first month’s rent is included in the balance of prepaid expenses as at September 30, 2007 . To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 disclosed as restricted investment in the long term section on the Consolidated Balance Sheets.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

[e]	[ii] Lease agreements (cont’d.)

The minimum annual cost of lease commitments, including an estimate of additional costs under the new lease agreement for the premise, is as follows:

Years ending September 30,	$
2008	1,557,541
2009	2,103,561
2010	2,130,440
2011	2,158,056
2012 to 2023	26,636,959

[f]	Commitments to purchase equipment and engineering services

At September 30, 2007, the Company has outstanding purchase and work order commitments totaling $139,112 related to the purchase of manufacturing equipment and the development of a next generation RAMP Reader .

15. SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada. The Company’s revenues are generated from product sales primarily in the United States, Asia, Europe and Canada. Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the three and nine month periods ended September 30, 2007, $152,105 and $463,652 of the Company’s contract service fees and revenues from collaborative research arrangements were generated from one customer respectively [2006 - two customers for a total of $79,309 and three customers for a total of $455,193].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

15. SEGMENTED INFORMATION (cont’d.)

Contract service fees and revenues from collaborative research arrangements by geographic location for the three and nine month periods ended September 30, 2007 were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	$	$	$	$
United States	152,105	63,839	463,652	301,428
Canada	—	—	—	80,000
Asia	—	15,470	—	73,765
Total	152,105	79,309	463,652	455,193

For the three and nine month periods ended September 30, 2007, $511,143 and $1,179,802 of the Company’s product sales were generated from three customers [2006 – three customers for a total of $1,356,506 and two customers for a total of $2,841,172]. Each of these customers contributed to 10% or more of the Company’s product sales for those periods.

Product sales by customer location for the three and nine month periods ended September 30, 2007 were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	$	$	$	$
United States	322,081	450,989	921,414	1,246,743
Asia	322,969	770,354	825,669	1,097,692
Europe	94,077	45,506	403,794	180,432
Canada	88,236	89,657	296,050	307,719
Other	42,375	—	191,264	8,586
Total	869,738	1,356,506	2,638,191	2,841,172

Product sales by type of product for the three and nine month periods ended September 30, 2007 were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	$	$	$	$
Clinical products	486,194	902,246	1,544,087	1,690,137
Vector products (West Nile Virus)	210,152	184,134	440,821	548,212
Bio-defense products	173,392	270,126	653,283	602,823
Total	869,738	1,356,506	2,638,191	2,841,172

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007	(Unaudited - Expressed in Canadian dollars)

16. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

17. SUBSEQUENT EVENTS

[a]	Subsequent to September 30, 2007, the Company received conditional approval by the Toronto Stock Exchange (“TSX”) to list its common shares on the TSX.

[b]

Subsequent to September 30, 2007, the Company issued 555,800 common shares pursuant to the exercise of stock options for gross proceeds of $268,700 and 1,774,340 common shares pursuant to the exercise of warrants for gross proceeds of $902,170.